May 29, 2025

S. Leslie Jewett
Chief Financial Officer
California First Leasing Corporation
5000 Birch Street, Suite 500
Newport Beach, CA 92660

        Re: California First Leasing Corporation
            Schedule TO-I filed May 20, 2025
            File No. 005-39261
Dear S. Leslie Jewett:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed May 20, 2025
Important, page ii

1.     Refer to the disclosure on page iii indicating that    [t]his Offer to
Purchase contains
       forward-looking statements within the meaning of the federal securities
laws    along
       with the section entitled    Cautionary Note Regarding Forward-Looking
Statements
       on page 7 (emphasis added). We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the
       Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question
117.05 of the
       Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at
       www.sec.gov. Please revise the disclosure accordingly.
Conditions of the Tender Offer, page 18

2. A tender offer may be conditioned on a variety of events and circumstances if they are
 May 29, 2025
Page 2

       not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and
       Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise the following conditions so that they are objectively determinable.
              there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person
              there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened
Incorporation by Reference, page 21

3. Where a filing person elects to incorporate by reference the information required by
       Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See
       Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July
       2001 supplement to our    Manual of Publicly Available Telephone
Interpretations.
       Please revise your disclosure to include the information required by
Item 1010(c) of
       Regulation M-A and disseminate the amended disclosure as required by Exchange
       Act Rule 13e-4(e)(3).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
& Acquisitions
cc:   Jason Schendel